SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 3Q15

Version 2.0
11/18/2015

Marketletter 3Q15

Contents

Page

Conference call in Portuguese

November 16, 2015

2:00 pm (GMT)

11:00 am (New York time)

4:00 pm (London time)

Phone: (11) 3137-8031

Password: 9532

Conference call in English

November 16, 2015

2:00 pm (GMT)

11:00 am (New York time)

4:00 pm (London time)

Phone: +1 (786) 837-9597

(+44) 20 3318 3776 (London)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com.br/elb/ri

Introduction	02
I. Analysis of Consolidated Result	03
II. Analysis of the Result of the Parent Company	14
III. General Information	17
IV. Attachment: Information from Subsidiaries

Marketletter 3Q15

Rio de Janeiro, November 12, 2015 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 e ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the Latin American power sector, active in the generation, transmission and distribution segments, with 13 subsidiaries, a participations company – Eletropar – and 50% of the Social Capital of Itaipu Binational, announces its results for the period.

Eletrobras recorded, in nine months of 2015 (9M15), an overall consolidated net loss of R$ 4,115 million attributed to controlling, compared to a net loss of R$1,835 million in nine months of 2014 (9M14).

In the third quarter of 2015 (3Q15), the company recorded a net loss of R$ 4,012 million attributed to controlling, compared to a net loss of R$ 1,358 million in the second quarter of 2015 (2Q15). The results of the quarter, still reflecting the new rates of generation and transmission assets whose concessions were renovated under Law 12,783/13, were decisively influenced by several variables, among which we highlight the following:

i) Compared to the 2Q15, in the 3Q15 there was a  growth of 14.6% in the revenue of distribution supply (please refer to item I.1.2); (ii) Reversal of provisions for onerous contracts of R$ 82 million in the 3Q15 (please refer to item I.4); (iii) Recognition of the values of the CVA (Account for Compensation of Portion A Items) and other financial components amounting to R$ 103 million (please refer to item I.1.2); iv) Recognition of Impairment on the investment in Angra 3 in the amount of R$ 3,386 million ; (v) Provision for Contingencies in the amount of R$ 445 million (see item I.3); (vi) Provision for credit losses to consumers and resellers in the amount of R$ 71 million (see item I.3);  (vii) 65% drop in the financial result of the variation in the payment of Compensation.

HIGHLIGHTS of CONSOLIDATED RESULTS of 3Q15:

»Net Operating Income in the amount of R$ 7,902 million;

»Energy purchased for resale in the amount of R$ 2,719 million;

»Net operational provisions in the amount of R$ 4,019 million;

»EBITDAs of subsidiaries with a negative result in the amount of R$ 925 million.

Marketletter 3Q15

I. ANALYSIS OF CONSOLIDATED RESULTS

R$ Million
9M15	9M14		3Q15	2Q15	3Q14
24,728	20,464	Net Operating Income	7,902	8,227	6,589
-8,973	-6,828	Energy purchased for resale	-2,719	-3,332	-3,138
-1,306	-1,117	(-) Use of the electric grid	-434	-408	-349
-1,263	-1,040	Fuel for electric power production	-328	-636	-332
-1,978	-1,799	Construction	-815	-600	-656
11,208	9,680	Gross Results	3,607	3,251	2,114
-6,659	-5,891	Personnel, Materials and Services	-2,582	-2,073	-2,056
-282	-313	Remuneration and Reimbursement	-76	-106	-82
-1,349	-1,177	Depreciation and amortization	-423	-463	-397
-1,436	-2,353	Other expenditures	-228	-630	-447
1,481	-55		297	-21	-868
185	-661	Shareholdings	149	-5	-790
-5,248	-829	Operating provisions/reversals	-4,019	-901	-1,253
-3,582	-1,545		-3,573	-927	-2,911
1,466	1,314	Interest income and financial investments	454	487	214
811	153	Monetary adjustments	525	95	-42
120	127	Foreign currency exchange rate variations	-122	-99	349
-3,533	-2,164	Debt charges	-1,283	-1,242	-765
-30	-74	Charges related to Shareholders Resources	-11	-11	-14
996	632	Remuneration from indemnities – Law 12,783/13	131	370	261
157	90	Other financial results	-36	137	27
-3,595	-1,466		-3,915	-1,191	-2,880
-921	-361	Income Tax and Social Contribution	-310	-213	116
-4,516	-1,827	Net income (loss) for the period	-4,225	-1,404	-2,764
-401	08	Minority shareholders	-213	-46	-04
-4,115	-1,835	Net Income attributed to controlling	-4,012	-1,358	-2,760

I. 1 Main variations of Income Statements

Variations of the Income Statements (9M15 x 9M14)

The results of the 9M15 present a variation of 124.3% compared to the 9M14; a net loss in the amount of R$ 4,115 million in the 9M15 is attributed to controlling, compared to a net loss in the amount of R$ 1,835 million in the 9M14 attributed to controlling. Excluding the result of CELG D, a company whose consolidated results have been registered in Eletrobras' Financial Accounting Reports since September 26, 2014, date of the Extraordinary General Meeting at which Eletrobras' shareholders approved the acquisition of stock control of CELG Distribuição S.A, the result of the 9M15 would register a variation of 76.2% in relation to the 9M14 with a consolidated net loss of R$ 3,232 million in the 9M15. For better comparison, Income Statements variations were also treated with and without the effect of the consolidation of CELG D.

»     The Net Operating Income, amounting to R$ 24,728 million in the 9M15, increased by 20.8% compared to the amount of R$ 20,464 million recorded in the 9M14. Excluding the revenue of CELG D, the increase would be of 4.6% in the 3Q15, corresponding to a net operating revenue of R$ 21,406 million in the 9M15. In the analysis by segment, we present the following highlights:

Marketletter 3Q15

»     Generating revenues showed a decrease by 1.0%, from R$ 15,877 million in the 9M14 to R$ 15,715 million in the 9M15. This decrease is explained by the fall in sales revenue in the spot market (CCEE), from R$ 3,061 million to R$ 2,020 million, due mostly to the sale of energy by subsidiaries Furnas and Eletronorte in the A-1 auction in 2014 and the decrease of the Price of Settlement of Differences PLD in 2015. The decrease of sales in the Electric Energy Trading Chamber (CCEE) was partially offset by a 5.9% increase in the supply revenue, which rose from R$ 8,821 million to   R$ 9,344 million and by a 7.9% increase in supply revenues, which rose from R$ 2,503 million to   R$ 2,701 million. The total energy sold by Eletrobras companies decreased from 184 TWh in the 9M14 to 176 TWh in the 9M15. Construction Revenue has equivalent amount recorded as cost of construction.

»     Transmission Revenues increased by 18.1%, from R$ 3,176  million in the 9M14 to R$ 3,752 million in the 9M15, influenced mainly by a 22% increase in  operation and maintenance revenues and a  36% increase from the return rate update. This variation is explained mainly by the currency updates in Annual Allowed Revenue (RAP), due to the entry of new investments. Construction Revenue has equivalent amount recorded as cost of construction.

»     Distribution Revenue recorded an increase by 178.2%, from R$ 4,148 million in the 9M14 to R$ 11,542 million in the 9M15. Two aspects influenced Distribution Revenue in the 9M15. The first of these refers to the impact relative to the Account for Compensation of "Portion A" Items - CVA, amounting to R$ 663 million in the 9M15. The second concerns the increase of supply revenue in the amount of R$ 5,903 million by CELG D, which began to be consolidated only after the 4th quarter of 2014. Energy supply has presented a 184% increase from R$ 3,610 million in the 9M14 to R$ 10,258 million in the 9M15.  Excluding the revenue of CELG D, supply revenue would amount to R$ 5,165 million and would present an increase by 43.1%, influenced mainly by the application of tariff flags, with proportional impact on deductions from operating revenue through increased charges. The amount of energy sold increased from 12.5 TWh in the 9M14 to 21.8 TWh in the 9M15. Excluding CELG D, that amount, in the 9M15, would reach 12.9 TWh. Construction Revenue has equivalent amount recorded as cost of construction.

- Electricity purchased for resale increased by 38%, from R$ 6,828 million in the 9M14 to R$ 8,973 million in the 9M15. Excluding the expenditure of CELG D with the purchase of energy for resale, there is a small decrease by 0.7% and a sum of R$ 6,778 million in the 9M15.

- Fuel for electric power production has registered a 22% increase. In the 9M14, there was a net expense of R$ 1,040 million, while in the 9M15 a net expense of R$ 1,263 million was recorded, mainly due to lower reimbursement of the CCC, as provided under Law 12,111/99, in the subsidiaries Eletronorte and Amazonas Energia.

The full amount of the Personnel, Materials and Services (PMS) line increased by 13%, from R$ 5,891 million in the 9M14 to R$ 6,659 million in the 9M15. Personnel, Materials and Services presented, respectively, increase by 9.6%, decrease by 1.6% and increase by 23.0%. Excluding the expenses related to CELG D, the Personnel line increased by 3.6%, from R$ 3,969 million in the 9M14 to R$ 4,114 million in the 9M15. The Services line increased by 1.5% from R$ 1,688 million in the 9M14 to R$ 1,713 million in the 9M15, and the Materials line decreased by 6.6%, from R$ 235 million in the 9M14 to R$ 219 million in the 9M15 (see item I.7).

Marketletter 3Q15

- Operational provisions increased from R$ 826 million in the 9M14 to R$ 5,248 million in the 9M15 (see item I.3). In the 9M15, Operational Provisions were influenced mainly by the recognition of Impairment on the investment in Angra 3, amounting to R$ 3,386 million and by the provision for contingencies in the amount of R$ 1,545 million. Regarding the first, the additional impairment recorded in 3Q15 is based essentially on the variation of the discount rate used to perform the impairment test of assets, mainly due to changes in Brazilian macroeconomic conditions1. Regarding the provisions for contingencies we highlight the provisions concerning the compulsory loan and adjustments in lawsuit values of Furnas and Chesf. Increase was also recorded in the provision for loan losses to consumers and resellers, which amounted to R$ 323 million, influenced mainly by the review of the criterion of PCLD in the distribution companies and by the consolidation of CELG D. The provisions were partially offset by the reversal of onerous contracts in the amount of R$ 237 million (please refer to item I.4). Excluding the provisions of CELG D, the amount of operational provisions would reach R$ 5,151 million in the 9M15.

-Shareholdings recorded a variation of 128% resulting from the accounting of a negative amount of R$ 661 million in the 9M14 and of a positive amount of R$ 185 million in the 9M15.

-The net financial result went from a net revenue in the amount of R$ 78 million in the 9M14 to a net expense in the amount of R$ 13 million in the 9M15, which represents a decrease of 117%. This variation was due mainly to the growth of the burdens of debt, which rose from R$ 2,164 million in the 9M14 to R$ 3,533 million in the 9M15. This increase in financial expenses was partially offset by the highest remuneration for damages relating to the generation and transmission leases renewed under Law 12,783/13 (for 1st tranche) from R$ 632 million in the 9M14 to R$ 996 million in the 9M15 due to monetary restatement on the amounts not yet received, in addition to the inflation index that corrects the debit balance (IPCA). Excluding the Financial Result of CELG D, financial results would be positive in the amount of R$ 730 million in the 9M15.

Main Variations in Results (3Q15 x 2Q15)

The result of the 3Q15 recorded a variation of 195.4% compared to the 2Q15, with a net loss attributed to controlling in the amount of R$ 4,012 million in the 3Q15, against a net loss attributed to controlling in the amount of R$ 1,358 million in the 2Q15.

The Net Operating Income, amounting to R$ 7,902 million in the 3Q15, reduced by 3.9% in relation to the 2Q15, when it was recorded in the amount of R$ 8,277 million. Excluding the revenue from energy sales in the spot market (CCEE) and the revenue from construction, the Net Operating Income would reduce by 2.3%, from R$ 6,870 million in the 2Q15 to R$ 6,711 million in the 3Q15. In the analysis by segment, we present the following highlights:

1 Detailed information regarding the impairment of Angra 3 nuclear plant are in Note 41 of the Financial Statements for the 3rd quarter of 2015 filed with the CVM.

Marketletter 3Q15

»     Generating revenues reduced by 5.8%, from R$ 5,210 million in the 2Q15 to R$  4,909 million in the 3Q15. This decrease was mostly caused by: (i) the drop in supply revenue, which went from R$ 941 million to R$ 838 million; (ii) a lower sales revenue in the spot market (CCEE), which went from R$ 757 million to R$ 376 million mainly due to the reduction in the Settlement Price of Differences (PLD)(iii) and the reduction in the transfer from Itaipu, which went from a net expenditure in the amount of R$ 16 million to a net expenditure in the amount of R$ 41 million, influenced by the calculation of monetary adjustment based on American price indices Commercial Price and Industrial Goods. The total amount of energy sold by Eletrobras companies decreased from 61.7 TWh in the 2T15 to 54.1 TWh in the 3Q15. Construction Revenue has equivalent amount recorded as cost of construction.

»     Transmission revenues increased by 9.9%, from R$ 1,254 million in the 2Q15 to R$ 1,379 million in the 3Q15, influenced mainly by the increased revenue from construction, which has equivalent amount recorded as cost of construction.

»     Revenues from the distribution segment increased by 10.3%, from R$ 3,789 million in the 2Q15 to R$ 4,178 million in the 3Q15. Energy supply increased by 14.6%, from R$ 3,328 million in the 2Q15 to R$ 3,813  million in the 3Q15, influenced mainly by the application of tariff flags with proportional impact on operating revenue deductions. The recognition of the values of the CVA and other financial components decreased from R$ 278 million in the 2Q15 to R$ 103 million in the 3Q15. The amount of energy sold went from 7.2 TWh in the 2Q15 to 7.5 TWh in the 3Q15. Construction Revenue has equivalent amount recorded as cost of construction.

- Energy purchased for resale reduced by 18.4%, from R$ 3,332 million in the 2Q15 to R$ 2,719 million in the 3Q15. This result was influenced mainly by the elevation of expenditure in the 2Q15 due to the increased exposure of Furnas caused by the low levels of the reservoirs, by the GSF and the exposure of Amazonas Energia on account of the delay in the interconnection of transmission lines, raising the value in the 2Q15 as well.

- On the fuel for electric power production line a decrease by 48.4% was recorded. In the 2Q15, a net expense in the amount of R$ 636 million was recorded, against a net expense in the amount of R$ 328 million in the 3Q15, due primarily to changes in the criteria for recognition of the CCC as a function of the application of the crop factor and regulatory loss as established by the ANEEL dispatch 1583/2015 of 5/18/2015, retroactive to January 2015 in the distribution companies, the most significant impact being on Amazonas Energia in the 2Q15.

- In the 3Q15, the Personnel, Materials and Services (PMS) lines increased by 24.6 percent, from R$ 2,073 million in the 2Q15 to R$ 2,582 million in the 3Q15. The Personnel line increased by 31%, from R$ 1,312 million in the 2Q15 to R$ 1,715 million in the 3Q15. The Services line increased by 17%, from R$ 670 million in the 2Q15 to R$ 788 million in the 3Q15 and the Materials line decreased by 12%, from R$ 90 million in the 2Q15 to R$ 80 million in the 3Q15 (please refer to item I.7). Payment of labor claims and, on account of services, hired labor in Furnas contributed to the increase.

Marketletter 3Q15

- Operational provisions went from R$ 901 million in the 2Q15 to R$ 4,019 million in the 3Q15 (please refer to item I.3). In the 3Q15, operational provisions were influenced mainly by the recognition of Impairment on the investment in Angra 3, amounting to R$ 3,386, the provision for contingencies in the amount of R$ 445 million, with emphasis on the provisions concerning the compulsory loan at the Parent Company and civil cases at Eletronorte; and the allowance for loan losses to consumers and resellers in the amount of R$ 71 million. The provisions were partially offset by the reversal of onerous contracts in the amount of R$ 82 million (please refer to item I.4).

- Shareholdings recorded a negative amount of R$ 5 million in the 2Q15 and a positive amount of R$ 149 million in the 3Q15 mainly due to the results of the SPE Norte Brasil Transmissora de Energia, which Eletronorte has participation, and the SPE, Goiás Transmissão, Interligação Elétrica do Madeira and Serra do Facão, which Furnas has participation.

- The net financial result went from a net expenditure of R$ 264 million in the 2Q15 to a net expenditure of R$ 343 million in the 3Q15, which represents a decrease of 30%. This variation was due, mainly, to the variation on the financial results of indemnities remuneration related to 1st tranche of Law 12.783/13, referring to Law 12,783/13, due to payment.

I.1.2    Net Operating Income (NOI)

In the 9M15, the NOI increased by 20.8%, compared to the 9M14, from R$ 20,464 million in the 9M14 to R$ 24,728 million in the 9M15.

In the 3Q15, the NOI recorded a 3.9% decrease compared to the 2T15, going from R$ 8,227 million to R$ 7,902 million in the 3Q15. Compared to the 3Q14, when the net operating revenue recorded amounted to R$ 6,589 million, this quarter recorded an increase by 19.9%.

Marketletter 3Q15

9M15	9M14	Consolidated	3Q15	2Q15	3Q14	Variation 2Q15 x 1Q15
		Generation
9,344	8,821	Energy Sold	3,221	3,006	3,263	7,2%
2,701	2,503	Supply	838	941	837	-10.9%
2,020	3,061	CCEE	376	757	344	-50.3%
1,396	1,344	Maintenance and Operation Revenue	479	462	445	3.8%
190	148	Construction Revenue	37	60	89	-38.9%
64	-01	Itaipu Transfer (see item II.3.a)	-41	-16	-83	167.3%

		b) Transmission
1,981	1,621	Maintenance and Operation Revenue	669	691	467	-3.3%
1,167	1,113	Construction Revenue	516	358	374	44.1%
603	443	Transmission Return Rate Update	195	205	191	-5.1%

		c) Distribution
10,258	3,610	Supply	3,813	3,328	1,306	14.6%
621	538	Construction Revenue	263	182	193	44.0%
663	-	CVA and other financial components	103	278	-	-63.1%

927	792	Other revenue	279	309	336	-9.5%
31,937	23,994	Total Revenue	10,746	10,561	7,761	1.7%

		Operating Income Deduction
-1,614	-730	Sectorial Charges	-615	-592	-235	3.9%
-2,761	-932	Tax on the Circulation of Goods and Transportation and Communication Services - ICMS	-994	-953	-316	4.3%
-2,688	-1,860	Contributions for the Social Civil Service Asset Formation Program - PASEP and for the Financing of the Social Security - COFINS	-1,181	-703	-619	67.9%
-145	-07	Other deductions	-53	-86	-2	-38.3%
-7,208	-3,530	Total deductions	-2,843	-2,335	-1,172	21.8%

24,728	20,464	Net Operating Income	7,902	8,227	6,589	-3.9%

Participation of business in relation to Gross Revenues 2015

Marketletter 3Q15

I.2 Energy Sold

I.2.1 Energy Sold in the 9M15 – Generation Companies - TWh

In terms of energy market developments, Eletrobras companies sold 176 TWh of energy in the 9M15, against 184 TWh traded in the same period of the previous year, which represents a decrease by 4.3%.

* does not take into account the energy sold in the spot market.

I.2.2 Energy Sold in the 9M15 - Distribution Companies - TWh

In terms of energy market developments, Eletrobras' Distribution Companies sold 21.8 TWh of energy in the 9M15, against 12.5 TWh traded in the same period last year, representing an increase by 73.8%.

* Celg D became consolidated in Eletrobras' results after September 2014.

** Considers only the regulated market.

Marketletter 3Q15

I.3 Operational Provisions

R$ million
	Consolidated
	in the 9M15	in the 9M14	in the 3Q15	in the 2Q15
Guarantees	17	52	05	13
Contingencies	1,545	1,620	445	848
PCLD - Customers and Resellers	324	47	71	151
PCLD - Financing and Loans	12	(272)	04	-05
Unfunded liabilities in Subsidiaries	-	-	-	0
Onerous Contracts	(237)	(1,234)	(82)	-80
Losses on Investments	70	(442)	22	25
Actuarial Liability	-	-	-	0
Impairment	3,386	463	3,386	0
Adjustment to Market Value	61	111	61	0
Provision/Reversal for Losses on Financial Asset	-	408	-	0
Other	71	77	108	-52
	5,248	829	4,019	901

Note: Negative values in the table above indicate reversals of provisions.

Provisions for legal obligations linked to lawsuits

R$ million

	09/30/2015	12/31/2014
Current
Labor	16	13
Civil	384	19
	401	32
Non-Current
Labor	975	930
Tax Related	394	237
Civil	7,731	7,783
	9,101	8,950

Total	9,501	8,982

Marketletter 3Q15

I.4 Onerous Contracts

					R$ million
	Consolidated Balance				Amounts due 2015 *
	2015	2014	2013	2012	1Q15	2Q15	3T15
Transmission
Contract 061/2001		-	-	84	-	-	-
Contract 062/2001	442	608	875	1407	55	56	56
Other	11	24	-	0	01	06	06
	453	632	875	1491	56	62	62
Generation
Itaparica	-	-	863	1,019	-	-	-
Jirau	-	-	712	1,608	-	-	-
Camaçari	76	91	267	357	04	05	06
Termonorte II	-	-	-	131	-	-	-
Funil	120	132	96	83	04	04	04
Paulo Afonso Complex	-	-	-	34	-	-	-
Mauá-Klabin	-	-	20	-	-	-	-
Coaracy Nunes	30	30	89	21	-	-	-
Other	215	246	30	378	10	11	10
	441	499	2,057	3,665	19	19	20
Distribution
Intangibles	-	-	295	-	-	-	-

TOTAL	894	1,132	3,228	5,156	75	80	82

* The table considers an increase of R$ 50 million from the onerous contract of Amazonas Energia intangibles that are not recorded in the company's results.

I. 5 Consolidated EBITDA

R$ million
= EBITDA	9M15	9M14	(%)
Results of the Period	-4,516	-1,827	-147%
+ Provision Income Tax and Social Contribution	921	361	155%
+ Financial Result	13	-78	117%
+ Depreciation and Amortization	1,349	1,177	15%
= EBITDA	-2,233	-367	-508%

I.5.1 EBITDA from Subsidiaries*

In the 3Q15, the sum of EBITDAs of Eletrobras' subsidiaries was negative in the amount of R$ 2,754 million, representing an increase of 3,456% against a negative EBITDA in the amount of R$ 77 million in the 2Q15.

In the 9M15, the EBITDA of Eletrobras' subsidiaries negative in the amount of R$ 1,025 million, representing a 153 % decrease against an EBITDA in the amount of R$ 1,934 million in the 9M14.

Marketletter 3Q15

EBITDA R$ million
Company	9M15	9M14%		3Q15	2Q15	(%)
Eletronorte	1,211	373	225%	617	176	250%
Chesf	131	-421	-131%	32	-24	-233%
Furnas	1,500	1,681	-11%	759	58	1217%
Eletronuclear	-3,058	-26	-11,572%	-3,355	117	-2,968%
Eletrosul	42	496	-92%	63	-195	-132%
CGTEE	-58	-144	-60%	31	-25	-223%
Amazonas G&T	23	-	-	23	-	-
Subtotal	-209	1,958	-111%	-1,830	107	-1,809%
Distribution	-816	-23	3,389%	-923	-186	398%
Total	-1,025	1,934	-153%	-2,754	-77	3,456%
EBITDA MARGIN
Company	9M15	9M14	p.p	3Q15	2Q15	p.p
Eletronorte	24.9%	8.3%	16.7	34.5%	10.6%	23.8
Chesf	4.7%	-16.5%	21.2	3.4%	-2.7%	6.1
Furnas	33.6%	37.1%	-3.5	51.2%	4.4%	46.8
Eletronuclear	-209.8%	-1.8%	-208.0	-690.7%	13.0%	-703.7
Eletrosul	3.6%	62.9%	-59.4	15.2%	-30.2%	45.4
CGTEE	-19.3%	-57.4%	38.1	24.4%	-45.4%	69.8
Amazonas G&T	29.8%	-	-	29.8%	-	-
Subtotal	-1.4%	13.9%	-15.3	-34.4%	2.2%	-36.6
Distribution	-9.1%	-0.5%	-8.7	-34.5%	-5.9%	-28.5
Total	-4.3%	10.1%	-14.3	-34.4%	-1.0%	-33.4

EBITDA = Net income of the period plus income taxes, net financial expenses of financial revenues and depreciation and amortization, as enacted by CVM Instruction 527/12.

p.p. = percentage points

* Source: Financial Statements presented in Annex.

Marketletter 3Q15

I.6 Net debt

	R$ million
I.6 Net debt	9M15	2014 *
Financing payable excluding (RGR)	42,419	32,877
(-) (Cash and cash equivalent + Marketable Securities)	9,280	5,362
(-) Financing receivable excluding (RGR)	15,844	12,093
(-) Itaipu receivables**	1,152	3,654
I. 6 Net debt	16,144	11,769

* Restated considering new methodology

** This value corresponds to the amount to be reimbursed to Eletrobras because of costs incurred in the marketing of all energy resources belonging to Brazil, generated by Itaipu Binational, in accordance with the Treaty signed on April 26, 1973 between Brazil and Paraguay.

I.7. Personnel, Material and Services

		R$ million
	9M15	9M15	9M14	(%) Except CELG D	(%) Including CELG D	3Q15	2Q15	(%)
Personnel	4,352	4,114	3,969	3.6%	9.6%	1,715	1,312	30.7%
Materials	232	219	235	-6.6%	-1.3%	80	90	-11.6%
Services	2,076	1,713	1,688	1.5%	23.0%	788	670	17%

                   Notes: CELG D became consolidated as of September 2014. For comparison purposes, CELG D's costs with personnel, materials and services were excluded.

Marketletter 3Q15

II. Analysis of the Result of the Parent Company

Evolution of the result - R$ million

1,287
20
917
597
932
64
2,218
2.881
1,103
9M15
497
4.115
464
143
987
896
1
50
110
2.441
9M14
1,723
0
1.835
Shareholdings
Itaipu Transfer
Net Financial Revenue
Net Monetary Adjustment
Net Currency Adjustment
Charges of shareholders resources
Provision for Contingencies
Operational Provisions
Others
Tax
Net Income
Financial Result

Note: The analysis of the result of our subsidiaries can be found in the attachment.

II.1 Eletrobras Shareholdings

In the 9M15, the equity income negatively impacted the company's results in the amount of R$ 2,218 million, while in the same period in 2014 the equity income positively impacted the results in the amount of R$ 896 million.

The result of the equity of subsidiaries was primarily responsible for the results of 3Q15.  The equity of Eletronuclear in the 3Q15 was negative in the amount of R$ 2,843 million, being the main reason for the magnitude of the negative result recorded by the company in this quarter. This loss in Eletronuclear resulted from the impairment conducted in the 3Q15, referring to investment in Angra 3.

Marketletter 3Q15

				R$ million
	Parent company
	3Q15	2Q15	9M15	9M14
Investments in subsidiary companies
Equity Equivalence	-2,999	-523	-2,598	670

Investments in affiliated
Interest on Equity	-	-	-	11
Equity Equivalence	138	75	248	44

Other investments
Interest on Equity	0,4	02	02	20
Dividends	15	32	50	81
Remuneration of Investments in Partnerships	-	04	10	18
Capital Income - ITAIPU	03	64	70	53
	18	101	133	171

Total	-2,843	-347	-2,218	896

II.2 Financial result

In the 9M15, the Financial Result impacted positively the overall results of the Parent Company by R$ 3,116 million as compared to the amount of R$ 1,545 million in the 9M14. This variation is explained mainly by the currency exchange variation.

In the 3Q15, the Financial Result impacted positively the result of the Parent Company by R$ 1,438 million, as shown below:

FINANCIAL RESULT R$ million
	3Q15	2Q15	9M15	9M14
Financial Revenues
Revenue from interest, commissions and fees	766	712	2,173	1,662
Revenue from financial investments	211	82	429	337
Moratorium increase on electricity	120	80	247	68
Monetary Adjustment	333	248	917	464
Foreign currency exchange rate variations	764	-135	1,287	143
Other financial revenues	21	48	85	71

Financial Expenses
Debt Charges	-650	-580	-1,780	-1,068
Charges on Leasing Contracts	0	-	0	0
Charges on shareholders resources	-7	-08	-20	-50
Other financial expenses	-120	-12	-220	-82
	1,438	436	3,116	1,545

Marketletter 3Q15

The main indexes of financing contracts and transfers varied as follows in the periods:

Evolution of the variation of the IGP-M and the dollar (%)

	3Q15	2Q15	1Q15	9M15
Dollar	28.05%	-3.29%	20.77%	49.57%
IGPM	1.93%	2.27%	2.02%	8.36%

	3Q14	2Q14	1Q14	9M14
Dollar	11.28%	-2.67%	-3.40%	4.63%
IGPM	-0.68%	-0.10%	2.55%	2.45%

II.3.  Energy commercialization by the parent company

a. Itaipu Binational

Financial Result of Itaipu	R$ million
	3Q15	2Q14	1Q15	9M15
Energy Sale Contract Itaipu + CCEE		3,638	3,322	6,960
Revenue from Right to Reimbursement (1)	-639	- 306	57	-889
Other		48	48	96
Total Revenue	-639	3,380	3,426	6,167

Power Purchase Itaipu Contract + CCEE		- 2,633	-2,232	-4,865
Expense from Reimbursement Obligations	413	198	-37	574
Itaipu transfers		- 837	-1,316	-2153
Other		- 123	279	156
Total Expenses	413	- 3,395	-3,305	- 6,287

ROL- Transfer of Itaipu	-226	-16	121	-120

RESULT of ITAIPU (price indices)				R$ million
	3Q15	2Q15	1Q15	9M15
Revenue from Right to Reimbursement (1)	-639	- 306	57	-889
+ Currency Result	1721	219	1,136	2638
Result from the Right to Reimbursement (RD)	1,082	- 525	1,193	1750
Expense from Reimbursement Obligations (2)	-413	-198	37	-574
+ Currency Result	1110	141	733	1702
Result from the Obligations of Reimbursements (RO)	697	- 339	770	1128
Balance: RD – RO	385	- 186	423	622

a. 1 Financial Asset Itaipu Binational

The balance resulting from the adjustment factor of Itaipu Binational, inserted under the heading Financial Assets in Non-Current Assets, amounts to R$ 7,218 million on September 30, 2015, which is equivalent to US$ 1,817 million (December 31, 2014 - R$ 5,469  million, equivalent to US$ 2,059 million), of which R$ 5,008 million equivalent to US$ 1,261 million, will be transferred to the National Treasury until 2023 as a result of the credit transfer operation carried out between the company and the National Treasury in 1999.

Such amounts will be carried out through their inclusion in the transfer tariff to be practiced until 2023.

Marketletter 3Q15

a.2 Commercialization of Electric Energy – PROINFA

The electric energy trading operations under the Incentive Program for Alternative Sources of Energy - PROINFA recorded a negative net balance in the amount of R$ 126 million in the six-month period ended September 30, 2015 (September 30, 2014 - R$ 179 million positive), producing no effect on the Company's net income. This amount is recorded under the heading of Compensation Obligations. The balance of reselling consumers recorded the amount of R$ 417 million from PROINFA concerning the Parent Company (December 31, 2014- R$ 573 million).

III. General Information

Portfolio of Receivable and Payable Financing

a.    Financing and Loans Granted

Financing and loans granted are made with the Company's own resources, as well as with sectorial resources and external resources obtained through international development agencies, and financial institutions arising from the issuance of bonds in the international financial market.

All financings and loans are supported by formal contracts signed with borrowers The receivables of these values, for the most part, are set out in monthly installments, repayable within an average term of 10 years by an average interest rate, weighted by the balance of the portfolio, of 8.34% per year.

Financing and loans granted by the Parent Company, with a foreign currency exchange rate update clause, account for about 45% of the total portfolio (38% in December 31, 2014). Those which predict update based on indexes that represent the level of internal prices in Brazil reach 55% of the balance of the portfolio (62% in December 31, 2014).

The market values of these assets are close to their book values, because they are industry-specific operations and formed, in part, through Sectorial Funds and resources which do not find matching conditions as valuation parameters at market value.

The increase in the balance of receivables from loans in the quarter is mainly due to the exchange rate variation on loans granted to Itaipu, resulting from the appreciation of the dollar against the real when the closing quotes of September 2015 are compared to those of December 2014.

The long-term portions of financing and loans granted, based on contractually predicted cash flows, shall mature in variable amounts, as shown below:

R$ million
	2016	2017	2018	2019	2020	After 2020	Total
Parent company	5,298	6,525	6,059	5,642	5,277	2,052	30,853
Consolidated	1,373	2,167	2,253	2,432	2,352	4,605	15,182

Marketletter 3Q15

Financing and loans

The debts are guaranteed by the Federal Government and/or by Eletrobras, are subject to charges, whose average rate in 2015 is 5.36% per year. (5.20% per year in 2014), and have the following profile:

	Parent Company				Consolidated
	09.30.2015		09.30.2014		09.30.2015		09.30.2014
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign Currency
USD	12,633	40%	8,252	32%	12,646	26%	8,261	21%
USD with Libor	3,385	11%	2,892	11%	3,881	08%	3,223	08%
EURO	265	01%	191	1%	265	01%	222	01%
YEN	220	01%	172	01%	243	01%	172	0%
Other	0	0%	0	0%	2	0%	01	0%
Subtotal	16,502	52%	11,507	44%	17,036	35%	11,878	30%
					0	0%	0	0%
Local Currency					0	0%	0	0%
Interbank Deposit Certificate Rate - CDI	6,516	20%	4,511	17%	12,287	25%	9,598	24%
Extended National Consumer Price Index - IPCA	0	0%	0	0%	819	02%	0	0%
Long Term Interest Rate - TJLP	0	0%	0	0%	6,011	12%	5,827	15%
Special Clearance and Escrow System RATE - SELIC	2,210	07%	2,580	10%	2,479	05%	2,830	07%
Other	0	0%	0	0%	3,021	06%	1,793	05%
Subtotal	8,726	27%	7,092	27%	24,616	51%	20,049	51%

Non indexed	6,648	21%	7,422	29%	6,808	14%	7,613	19%

TOTAL	31,877	100%	26,020	100%	48,461	100%	39,539	100%

The portion of long-term loans and financing has its maturity programmed as follows:

							R$ million
	2016	2017	2018	2019	2020	After 2020	Total
Parent Company	696	3,741	2,672	5,736	1,919	13,418	28,182
Consolidated	999	5,350	4,982	6,888	3,000	21,828	43,046

Ratings

Agency	National Classification/Outlook	Previous Report
Moody’s Issuer Rating	Ba1 (Negative)	07/02/2015
S&P LT Local Currency	BBB- (Negative)	09/10/2015
S&P LT Foreign Currency	BBB+ (Negative)	09/10/2015
Fitch LT Local Currency Issuer	BB (Stable)	01/22/2015
Fitch LT Foreign Currency Issuer	BB (Stable)	01/22/2015

Marketletter 3Q15

Eletrobras Organization Chart

Eletrobras
Eletrobras Cepel (100.00%)
Generation and Transmission
Generation
Generation Binational
Distributors
Shareholdings
Eletrobras Eletronorte (99.48%)
SPEs G 07 T 09 Σ 16
Eletrobras Chesf (99.58%)
SPEs G 45 T 07 Σ 52
Eletrobras Furnas (99.56%)
SPEs G 56 T 25 Σ 81
Eletrobras Eletrosul (99.88%)
SPEs G 11 T 08 Σ 19
Eletrobras CGTEE (99.91%)
Eletrobras Eletronuclear (99.99%)
ITAIPU BINACIONAL (50.00%)
Eletrobras Amazonas Energia (100.00%)
Eletrobras Distribuição Rondônia (100.00%)
Eletrobras Distribuição Acre (96.71%)
Eletrobras Distribuição Roraima (100.00%)
Eletrobras Distribuição Alagoas (100.00%)
CELG (50.93%)
Eletrobras Distribuição Piauí (100.00%)
Eletrobras Eletropar (83.71%)
Wind Farm Mangue Seco 2 (48.99%)
Belo Monte (15.00%)
Minorities
G, T e D 26
Centrales Hidroeléctricas de Nicaragua – CHN (50.00%)
Rouar S.A. (50.00%)
Inambari Geração de Energia S.A. – IGESA (29.40%)
Eletrobras Companies

Busines	SPEs*
Generation	115
Transmission	46
Total	156

*In some SPE the shareholding participation of Eletrobras is made by more than one subsidiary and/or the Eletrobras holding Comapany

Marketletter 3Q15

Investments

					R$ million
NATURE OF INVESTMENTS	Budgeted* 2015	Accomplished
		3Q15	2Q15	1Q15	9M15	(%)
Generation	7,992	1,496	1,160	1,121	3,777	47.3%
Corporate Expansion	4,428	640	374	357	1,372	31.0%
Expansion SPEs	2,784	774	725	721	2,220	79.7%
Maintenance	780	82	61	43	185	23.8%
Transmission	4,275	993	621	423	2,037	47.6%
Corporate Expansion	2,785	423	295	256	974	34.9%
Expansion SPEs	774	462	257	110	829	107.2%
Maintenance	716	108	68	57	233	32.5%
Distribution	1,422	172	140	105	417	29.3%
Corporate Expansion	1,216	134	99	77	310	25.5%
Maintenance	206	38	41	29	108	52.2%
Other (Research, Infrastructure and Environmental Quality)	802	59	48	44	151	18.8%
Total	14,491	2,720	1,968	1,693	6,381	44.0%

*Revised.

Share Capital

Share Capital Structure

As of September 30, 2015 Eletrobras' share capital had the following composition:

Shareholders	Common shares		Pref. Class “A”		Pref. Class “A”		Total
	1,087,050,297		146,920		265,436,883		1,352,634,100
Federal Government	554,395,652	44.0%			1,544	44.0%	554,397,196	44.0%
BNDESpar	141,757,951	44.0%			18,691,102	7,2%	160,449,053	3.9%
BNDES	74,545,264	3.9%			18,262,671	3.9%	92,807,935	3.9%
FND	45,621,589	4.3%				44.0%	45,621,589	3.9%
CEF	8,701,564	21.8%				44.0%	8,701,564	14.6%
FGHAB	1,000,000	44.1%				44.0%	1,000,000	44.1%
FGI	-				8,750,000	3.9%	8,750,000	14.6%
Other	261,028,063	44.0%	146,920	44,0%	219,731,566	21.8%	480,906,763	14.6%

Marketletter 3Q15

Analysis of Assets Behavior

Shares

ELET3 - Eletrobras Common Shares

In the third quarter of 2015, Eletrobras common shares (ELET3) recorded a devaluation of 10.7%, closing at R$ 5.25. The highest price achieved was R$ 6.17, on July 14, and the lowest R$ 4.72, on 24 August, considering ex-dividend values. The average daily trading volume in the period was 7.3 million shares and the average daily financial volume was in the amount of R$ 39.4 million.

ELET6 - Eletrobras Preferred Shares

In the third quarter of 2015, Eletrobras preferred shares (ELET6) recorded an appreciation of 3.3%, closing at R$ 8.75. The highest price achieved was R$ 9.10, on September 17, and the lowest R$ 6.91, on 24 August, considering ex-dividend values. The average daily trading volume in the period was 11.4 million shares and the average daily financial volume was in the amount of R$ 94.4 million.

Evolution of the shares traded on BM&FBOVESPA

Marketletter 3Q15

ADR Programs

EBR - Eletrobras Common Shares

In the third quarter of 2015, the ADRs of Eletrobras common shares decreased their value by 31.4%, closing at R$ 1.29. The highest price achieved was R$ 1.93, on July 14, and the lowest R$ 1.17, on September 28, considering ex-dividend values. The average daily trading volume in the period was 0.55 million shares. The ADR Balance corresponding to these shares at the end of the quarter amounted to $ 87.9 million.

EBR-B - Eletrobras Preferred Shares

In the third quarter of 2015, the ADRs of Eletrobras preferred shares decreased their value by 19.7%, closing at R$ 2.16. The highest price achieved was R$ 2.85, on July 14, and the lowest R$ 1.94, on August 25, considering ex-dividend values. The average daily trading volume in the period was 0.16 million shares. The ADR Balance corresponding to these shares at the end of the quarter amounted to $ 24.7 million.

Latibex (Latin American Stock Markets at the Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

In the third quarter of 2015, the common shares listed on Latibex decreased their value by 30.4%, closing at € 1.19. The highest price achieved was € 1.77, on July 14, and the lowest € $ 1.04, on September 24, considering ex-dividend values. The average daily trading volume in the period was 22.7 thousand shares.

XELTB - Eletrobras Preferred Shares

In the third quarter of 2015, the preferred shares listed on Latibex decreased their value by 18.3%, closing at € 2.01. The highest price achieved was € 2.62, on July 16, and the lowest € $ 1.74, on August 26, considering ex-dividend values. The average daily trading volume in the period was 8.8 thousand shares.

Marketletter 3Q15

Evolution of Foreign Currencies

Number of employees

Parent company

By time

Working time in the company (years)	3Q15	2Q15	1Q15	2014
Up to 5	250	299	298	455
6 to 10	358	308	292	276
11 a15	185	184	184	79
16 to 20	22	21	37	23
21 to 25	06	53	103	111
More than 25	200	151	113	99
Total	1,021	1,016	1,027	1,043

State of the Federation
	3Q15	2Q15	1Q15
Rio de Janeiro	968	966	978
São Paulo	-	-	-
Paraná	-	-	-
Rio Grande do Sul	-	-	-
Brasília	53	50	49
Total	1,021	1,016	1,027

By region

Marketletter 3Q15

Contracted/Outsourced Employees

3Q15
-

Turnover Rate (Holding)

3Q15
0.25%

Marketletter 3Q15

Partnerships – Parent company

Generation

SPE	Power Plant	Investment R$ million	Installed Capacity MW	Energy Guaranteed Average MW	Energy Generated MWh
					1Q15	2Q15	3Q15
Norte Energia SA (Belo Monte)	Hydroelectric Power Plant	29,375.00 Basis end of work	11,233.1	4,571.0	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind Farm	109,3	26,0	26,0	15,535	16,087	25,463
Rouar S.A. (Artilleros Wind Farm)	Wind Farm	US$ 101,7 MM	65,1	65,1	9,921.6	41,790.3	48,635.9

Power Plant	Stake (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15,0	PA	Jun/11	Mar/16	Aug/45
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49,0	RN	May/10	Sept/11	Jun/45
Rouar SA	50,0	Uruguai -Departamento de Colônia	Sept/13	Oct/15	20 years*

* No concession contract. Period provided for in both the PPA and the agreement of use.

Transmission

Enterprise	Object (From-To)	Stake (%)	Investments (R$ million)	Extension of lines (Km)	Voltage (kV)	Start of Operation	End of Concession
Electrical Interconnection Brazil/Uruguay*	TL 230 kV TL 525 kV	Eletrobras -60.4 Eletrosul -39.6	128	02 km in 230 kV and 60 in 525 kV	230 525	Oct/15	-

* Eletrobras holds 60% and Eletrosul holds 40% of the enterprise.

Enterprise	Object	Total Investment (R$ million) *	Processing Capacity (MVA)	Location	Start of Operation	End of Concession
Electrical Interconnection Brazil/Uruguay*	SE Candiota -525/230 kV	-	672 MVA +1 R 224 MVA	RS	Oct/15	-

* SE associated with TL.

Marketletter 3Q15

Notes:

1. Risks related to compliance with laws and regulations

1.1 Lava Jato (“Car Wash Operation”)

According to public information, the so-called “Operação Lava Jato” (Operation Car Wash) commenced in 2014 with an investigation into the existence of an alleged corruption scheme involving Brazilian companies mainly responsible for construction in the infrastructure sector in Brazil.

As a response to news published in the press about certain construction companies that also provided services to two specific purpose entities ("SPEs") - Norte Energia S.A. ("Belo Monte") and Energia Sustentável do Brasil SA. ("Jirau") - in which the Company holds a minority equity interest, as well as to our subsidiary Eletronuclear (in respect of the Angra 3 plant), the Company created three corrective commissions in March 2015 with the purpose of verifying the hiring process of contractors by the companies mentioned above.  Subsequently, the commissions concluded their investigation into Belo Monte, the Angra 3 plant and Jirau and, considering the scope and the limitations of the investigation, found no irregularities in the procurement activities.  However, the reports from the commissions noted the possibility of identifying future irregularities with the additional tools and resources available as part of the independent investigation, as further described below.

On April 25, 2015, the press released certain extracts from the plea bargain of the former CEO of the construction company Camargo Correa within the ambit of Operação Lava Jato.  Such extracts alleged that at the time Eletronuclear was hiring the construction consortium for the electromechanical assembly of the nuclear power plant Angra 3, the former CEO of Camargo Correa was aware (i) of certain negotiations regarding the payment of alleged bribes to Eletronuclear employees - among them, the (then) CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, and (ii) that together with Eletronuclear an agreement was reached to declare certain construction companies as winners in the related public procurement process.

On April 2015 the Commissions had still not completed their mandate. Despite this, on April 29, 2015 the Company's Board of Directors determined that the Company take the necessary measures to engage a specialized firm to conduct an investigation to clarify the facts. This investigation should be transparent and independent pursuant to Brazilian and U.S. requirements. On the same day, the former CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, took leave of absence from his role as CEO. He explained that his leave was to guarantee the independence and transparency of the investigation. Further, he made himself available for all and any clarifications.

Marketletter 3Q15

Within this context, on April 29, 2015, the Board of Directors of Eletronuclear, determined that Mr. Pedro José Diniz Figueiredo would be the interim CEO of Eletronuclear during Mr. Othon Luiz Pinheiro da Silva's leave.

On June 11, 2015, the Company engaged Hogan Lovells, a law firm with substantial experience in internal investigations and compliance issues, to: (i) assess the internal controls of Eletrobras' and specific purpose entities in which the Company holds a majority or minority interest; (ii) advise the Company in relation to the investigations conducted by the Brazilian authorities; and (iii) intermediate and to liaise between the Company and the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The investigation conducted by Hogan Lovells commenced with the collection of digitally stored data, such as data on computers, mobile devices, cell phones, desktops, laptops and servers, among others, and reviewing information and data stored on the Company's enterprise resource planning.

In addition to the measures mentioned above, in March 2015 the Company requested the authorities in charge of the aforementioned investigations to clarify whether (i) there was any evidence or information within the scope of Operação Lava Jato that may affect the Eletrobras companies and their projects and (ii) if so, that the Company is granted access to such documents.

In light of our request, the Brazilian Federal Police stated on March 26, 2015, that the Operação Lava Jato investigations are held in secret and that there was no judicial authorization for sharing information with us or to grant us access to any relevant police records.

Considering the release of additional media reports regarding the construction of the Angra 3 power plant citing extracts of alleged confidential depositions made within the context of the Operação Lava Jato investigations, the Company reiterated its request to be granted access to the information that would have been made available to the press.

In light of the Brazilian Federal Police's renewed denial to grant access to these documents, on June 17, 2015, the Company filed a precautionary measure with the Federal Courts responsible for the Lava Jato investigation against the Brazilian Federal Police and the Brazilian Federal Prosecutors (the “Precautionary Measure”). The Precautionary Measure requested that the information, including all and any plea bargains involving the Company and its subsidiaries and executives, be made available to the Company.

Following the disclosure of parts of the plea bargain of the former CEO of Camargo Correa, Mr. Dalton dos Santos Avancini, in the last week of June 2015, the press published articles alleging the involvement of one of the directors of our subsidiary Eletronorte, Mr. Adhemar Palocci, in the payment of bribes in relation to the construction of the Belo Monte power plant.

Marketletter 3Q15

In addition, on July 11, 2015, the media published extracts from the plea bargain of the sole shareholder of UTC, Mr. Ricardo Pessoa, allegedly linking our director, Mr. Valter Luiz Cardeal, to alleged bribery payments made by the ANGRAMON consortium to Eletronuclear in respect of the electromechanical assembly of the Angra 3 nuclear power plant.

On July 28, 2015, during the 16th phase of Operação Lava Jato, the (then) CEO of Eletronuclear was arrested by the Federal Police, resigning from his position on August 5, 2015.  Also on July 28, 2015, federal authorities came to the offices of Eletronuclear and seized certain electronic and physical documents.

On July 31, 2015, Mr. Valter Luiz Cardeal requested leave of absence from his position as director of the Company in order to facilitate the on-going investigations.  For the same reasons, Mr. Adhemar Palocci also requested leave of absence from his positions as director of Eletronorte.  On August 5, 2015, Mr. Valter Luiz Cardeal requested leave from his position on the Board of Directors of:  CGTEE, Amazonas GT and Eletrosul.

On July 31, 2015, the Company's Board of Directors approved the creation of an Independent Committee for the Management of the Investigation (the "Independent Committee") that will supervise the ongoing investigation conducted by Hogan Lovells in order to guarantee the transparency and independence of the investigations. The Board of Directors approved the appointment of Dr. Ellen Gracie Northfleet and Dr. Durval José Soledade Santos, former minister of the Brazilian Supreme Court and former director of the Brazilian Securities and Exchange Commission, respectively, to the Independent Committee. On August 14, 2015 the Board of Directors of the Company appointed Mr. Manoel Jeremias Leite Caldas to the Independent Committee to represent the Company's minority shareholders.

On August 1, 2015, the press announced the leniency agreement entered into by and between the Brazilian Administrative Council of Economic Defense (CADE) and Construtora Camargo Corrêa to denouncing anti-competitive conduct in relation to the electromechanical assembly works for the Angra 3 power plant.  The companies cited to have taken part in this include: Construtora Andrade Gutierrez S.A., Construtora Norberto Odebrecht S.A., Construtora Queiroz Galvão S.A., Construções e Comércio Camargo Corrêa S.A., Empresa Brasileira de Engenharia S.A, Techint Engenharia e Construções S.A and UTC Engenharia S.A.

On August 7, 2015, the Company reiterated its request to access the information within the context of the Precautionary Measure.

On September 2, 2015, Eletronuclear suspended for 60 days the agreement providing for the electromechanical assembly of the Angra 3 power plant to investigate the eligibility requirements made in the procurement procedure as well as the economic and financial health of the remaining companies in the "ANGRAMON" consortium. On September 28, 2015,Eletronuclear suspended for 90 days the agreement with Construtora Andrade Gutierrez, which was responsible for the construction of the Angra 3 power plant. This suspension may be extended for up to 120 days.

Marketletter 3Q15

In relation to the Angra 3 project, the Company has recognized an accumulated loss due to impairments totaling R$ 3,385,556  thousand pursuant to CPC 01/IAS 36 - Impairment of Assets . As of September 30, 2015, the accumulated impairment amounted to R$ 4,475,899 thousand.

As the independent investigation progresses and produces sufficient information and data the Company will assess any potential impact, if any, on its financial statements, pursuant to applicable Brazilian and U.S. laws. As actions related to the investigation are still ongoing, it was not possible to identify and reflect in these interim financial statements any possible impacts, if any, related to this matter.

2. Independent Auditor Disclaimer of the Financial Statements

The Company has investments in Teles Pires Participacoes SA, valued by the equivalency equity method. On September 30, 2015, the balance of this investment is in the amount of R$ 617,305 thousand and a loss result of equivalency equity in the amount of R$ 39,605 thousand in the three month period and R$ 65,744 thousand for the nine months ended on that date. Until now, we had no sufficient and appropriated review of evidence to support investment values as of September 30, 2015 and results of the three and nine months ended on that date, since we did not have access to financial information and final conclusion of the independent auditors of the investee, despite requests and meetings with the investee company by Eletrobras Furnas, Eletrosul and Eletrobras.

3. Unbundling of the Subsidiary Amazonas Energia

On July 1, 2015, the subsidiary Amazonas Energia, carried out an unbundling process, through which the activities of generation and transmission of electric power were segregated from its distribution activity. This way, a new company was incorporated within the  Eletrobras system with the name Amazonas Geração e Transmissão de Energia S.A. ("Amazonas GT"), controlled directly by Amazonas D. The second unbundling stage, which is in progress, will complete the operation of corporate restructuring, through which Amazonas GT will become a wholly owned subsidiary of Eletrobras.

Marketletter 3Q15

Balance Sheet

R$ thousand

Asset	Parent Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
Current
Cash and cash equivalent	1.180.202	88.194	2.138.944	1.407.078
Restricted cash	823.533	1.743.525	823.533	1.743.525
Marketable Securities	2.875.854	421.817	6.922.589	3.730.345
Accounts receivable	279.853	399.133	5.127.948	4.427.216
Financial assets-concessions and Itaipu	905.054	2.387.622	1.948.873	3.437.521
Financing and loans	6.321.863	5.228.931	2.999.693	2.696.021
Fuel consumption account - CCC	401.824	521.964	401.824	521.964
Remuneration of equity interests	1.043.468	677.544	223.039	289.574
Taxes to retrieve	244.777	591.217	617.931	900.431
Income Tax and Social Contribution	1.166.399	374.504	1.600.341	762.726
Right to reimbursement	-	-	3.239.910	3.673.639
Stored Materials	475	798	607.426	512.614
Stock of nuclear fuel	-	-	340.319	340.319
Compensations - Law 12,783/2013	-	-	1.408.838	3.738.295
Derivative financial instruments	-	-	65.374	124.635
Other	515.348	377.540	1.974.422	2.245.290
TOTAL CURRENT ASSETS	15.758.650	12.812.789	30.441.004	30.551.193

NON-CURRENT
LONG-TERM ASSETS
Right to reimbursement	-	-	7.531.687	6.129.423
Financing and loans	30.852.882	27.327.950	15.182.252	11.988.543
Accounts receivable	137.618	174.324	1.813.961	1.743.504
Marketable Securities	214.960	204.665	218.294	224.734
Stock of nuclear fuel	-	-	598.979	661.489
Taxes to retrieve	-	-	2.693.293	2.538.131
Income Tax and Social Contribution	1.464.148	1.464.148	2.433.926	2.467.631
Linked deposits	1.787.477	1.558.624	4.866.345	3.808.155
Fuel consumption account - CCC	-	3.944	0	3.944
Financial assets-concessions and Itaipu	3.455.824	2.948.729	29.247.518	28.969.262
Derivative financial instruments	-	0	69.964	135.276
Advances for future Capital increase	203.780	175.636	1.631.934	1.140.633
Remuneration of equity interests	1.182.597	-	-	-
FUNAC Reimbursements	-	-	536.768	595.445
Other	642.185	859.843	1.163.916	1.070.214
	39.941.471	34.717.863	67.988.837	61.476.384
INVESTMENTS	44.890.405	48.599.387	21.841.378	20.070.517
PROPERTY, PLANT AND EQUIPMENT	139.018	127.623	31.257.402	31.168.232
INTANGIBLES	0	9.714	1.143.359	1.365.371
Total Non-Current Assets	84.970.894	83.454.587	122.230.976	114.080.504
TOTAL ASSETS	100.729.544	96.267.376	152.671.980	144.631.697

Marketletter 3Q15

R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated
	09.30.15	12.31.14	09.30.15	12.31.14
CURRENT
Financing and loans	3.694.490	2.759.514	5.415.061	4.931.531
Debentures	-	-	398.330	325.732
Financial liabilities	-	-	-	-
Compulsory loan	60.691	50.215	60.691	50.215
Suppliers	329.686	548.589	9.261.489	7.489.134
Advance to customers	447.373	448.759	502.205	501.572
Taxes to be collected	152.968	58.736	1.494.746	1.168.168
Income Tax and Social Contribution	74.084	-	425.805	18.138
Fuel consumption account - CCC	151.991	301.471	151.991	301.471
Remuneration to shareholders	42.557	61.995	53.554	64.402
National Treasury credits	-	-	-	-
Estimated obligations	109.091	96.107	1.428.629	1.174.679
Obligations of compensation	529.199	655.158	623.353	702.728
Post-employment benefits	1.833	10.856	132.575	258.898
Provisions for contingencies	338.846	-	400.520	32.082
Sectorial Charges	-	-	1.295.470	930.297
Leasing	-	-	131.536	74.507
Concessions to pay - Use of public goods	-	-	2.763	3.645
Derivative financial instruments	33.263	24.706	33.850	26.573
Other	54.123	118.365	736.902	1.230.236
Total current liabilities	6.020.195	5.134.471	22.549.470	19.284.008

Non-Current
Financing and loans	28.182.249	23.260.512	43.045.821	34.607.594
National Treasury credits	-	-	-	-
Suppliers	-	-	10.685.435	10.047.367
Debentures	-	-	208.254	434.191
Advance to customers	-	-	673.874	718.451
Compulsory loan	458.750	469.459	458.750	469.459
Obligation for demobilization of assets	-	-	1.217.833	1.314.480
Operational provisions	1.170.361	1.100.499	1.170.361	1.100.499
Fuel consumption account - CCC	488.944	474.770	488.944	474.770
Provisions for contingencies	4.152.704	4.829.381	9.100.586	8.950.364
Post-employment benefits	461.657	448.407	2.168.263	2.001.268
Provision for unfunded liabilities in subsidiaries	5.626.974	2.794.236	148.939	97.449
Onerous Contracts	-	-	892.819	1.130.201
Obligations of Reimbursement	-	-	2.745.038	2.529.893
Leasing	-	-	1.139.976	1.252.154
Concessions to pay - Use of public goods	-	-	61.952	59.815
Advances for future Capital increase	212.157	193.606	212.157	193.606
Derivative financial instruments	-	-	58.353	70.336
Sectorial Charges	-	-	596.906	609.721
Taxes to be collected	-	-	750.827	837.551
Income Tax and Social Contribution	674.184	291.878	908.459	569.380
Other	915.329	730.606	1.136.036	1.030.640
Total non-current liabilities	42.343.309	34.593.354	77.869.583	68.499.189

Shareholders' Equity
Share Capital	31.305.331	31.305.331	31.305.331	31.305.331
Capital reserves	26.048.342	26.048.342	26.048.342	26.048.342
Profit reserves	2.233.017	2.259.039	2.233.017	2.259.039
Equity valuation adjustments	39.452	42.947	39.452	42.947
Additional Dividend Proposed	-	-	-	-
Accumulated Profits/Loss	-4.088.320	-	-4.088.320	-
Other comprehensive results accumulated	-3.171.782	-3.116.108	-3.171.782	-3.116.108
Participation of non-controlling shareholders	-	-	-113.113	308.949
TOTAL SHAREHOLDERS' EQUITY	52.366.040	56.539.551	52.252.927	56.848.500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	100.729.544	96.267.376	152.671.980	144.631.697

Marketletter 3Q15

Statement of Income

R$ thousand

	Parent company		Consolidated
	09.30.15	09.30.14	09.30.15	09.30.14
NET OPERATING INCOME	2.006.057	2.197.383	24.728.132	20.464.126
Operating Costs
Energy purchased for resale	-2.091.522	-2.263.532	-8.972.804	-6.828.324
Charges on use of electric network	-	-	-1.306.258	-1.117.138
Construction	-	-	-1.977.745	-1.798.842
Fuel for electric power production	-	-	-1.263.350	-1.039.611
GROSS RESULTS	-2.091.522	-2.263.532	-13.520.157	-10.783.915
Operating expenses
Personnel, Material and Services	-374.916	-374.732	-6.659.335	-5.891.390
Remuneration and Reimbursement	-	-	-282.154	-313.152
Depreciation	-4.007	-4.773	-1.048.187	-1.038.381
Amortization	-	-	-300.935	-138.840
Donations and contributions	-113.181	-117.462	-144.126	-159.031
Operational provisions	-3.477.602	-2.551.008	-5.247.669	-828.874
Staff Adjustment Plan	-	-	-	-305.404
Other	-460.954	-1.161.183	-1.292.248	-1.888.694
	-4.430.660	-4.209.158	-14.974.654	-10.563.766
OPERATING INCOME BEFORE FINANCIAL RESULT	-4.516.125	-4.275.307	-3.766.679	-883.555
Financial Result
Financial Revenues
Revenue from interest, commissions and fees	2.172.547	1.662.072	680.696	510.162
Revenue from financial investments	429.117	336.747	785.637	803.829
Moratorium increase on electricity	246.576	68.169	454.491	230.804
Assets monetary adjustments	929.066	467.768	1.658.253	587.499
Foreign currency exchange rate variations	10.003.726	1.813.510	10.169.222	1.832.266
Remuneration from indemnities – Law 12,783/13	-	-	995.652	632.339
Regulatory assets adjustments	-	-	179.573	-
Gain on financial instruments - derivatives	-	-	13.263	29.555
Other financial revenues	84.741	70.823	801.015	445.640
Financial Expenses
Debt Charges	-1.780.254	-1.068.484	-3.533.298	-2.163.540
Charges on Leasing Contracts	-	-	-205.773	-201.260
Charges on shareholders resources	-20.113	-49.854	-29.696	-74.443
Liabilities monetary adjustments	-12.153	-3.543	-847.078	-434.470
Liabilities exchange adjustments	-8.716.421	-1.670.472	-10.049.088	-1.705.716
Regulatory liabilities adjustments	-	-	-106.156	-
Losses on financial instruments - derivatives	-	-	-124.573	-
Other financial expenses	-220.427	-82.096	-855.201	-414.540
	3.116.405	1.544.640	-13.061	78.125
Income Before Equity Participation	-1.399.720	-2.730.667	-3.779.740	-805.430
Result of Partnerships	-2.218.089	895.835	184.926	-661.060
Operating Result before Taxes	-3.617.809	-1.834.832	-3.594.814	-1.466.490
Income tax and social contribution - current	-74.084	0	-504.793	-99.773
Income tax and social contribution - deferred	-422.759	0	-415.970	-260.940
Net income (Loss) for the period	-4.114.652	-1.834.832	-4.515.577	-1.827.203
Portion allocated to controlling shareholders	-4.114.652	-1.834.832	-4.114.652	-1.834.832
Portion allocated to non-controlling shareholders	-	-	-400.925	7.629
Net profit per share	-3,04	-1,36	-3,04	-1,36

Marketletter 3Q15

Cash Flow

R$ thousand

	Parent Company		Consolidated
	09.30.15	09.30.14	09.30.15	09.30.14
Operational Activities
Income before income tax and social contribution	-3.617.809	-1.834.832	-3.594.814	-1.466.490
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	4.007	4.773	1.349.122	1.177.221
Monetary/ foreign currency exchange rate variations net	-1.267.564	-513.838	-463.809	-523.902
Financial charges	-586.755	-828.985	455.781	10.546
Income from financial assets	-	-	-603.450	-442.833
Equity result	2.218.089	-895.835	-184.926	661.060
Provision (reversal) for unfunded liabilities	2.833.608	1.594.781	-	-
Provision (reversal) for doubtful accounts	11.743	-271.877	335.286	-225.218
Provision (reversal) for contingencies	655.339	1.523.382	1.586.061	1.619.937
Provision (reversal) for reduction of asset to recovery value	-	-	3.385.556	462.625
Provision (reversal) for onerous contracts	-	-	-237.382	-1.233.660
Provision (reversal) for staff adjustment plan	-	-	-	305.404
Provision (reversal) for investments loss	69.862	-442.429	69.862	-442.429
Provision (reversal) for financial assets loss	-	-	-	407.569
Provision (reversal) for losses on fixed asset	-	-	-	-
Provision (reversal) for environmental compensation	-	-	-	-
Charges over Global Reversion Reserve	162.796	235.398	162.796	235.398
Adjustments to present value/market value	45.552	92.668	106.749	110.948
Minority interest in the result	-	-	607.462	-11.559
Charges on shareholders resources	20.113	49.854	29.696	74.443
Financial instruments-derivatives	-	-	-	-40.416
Other	390.666	-39.008	519.782	301.211
	4.557.456	508.884	7.118.586	2.446.345
(Increase)/Decrease in operating assets
Accounts receivable	04	-	-927.171	273.297
Marketable Securities	-2.244.588	-1.078.570	-2.966.060	-884.116
Right to reimbursement	-	-	-1.115.188	-4.222.593
Stored Materials	323	164	-94.812	-40.175
Stock of nuclear fuel	-	-	62.510	14.216
Financial assets - public service concessions	975.473	-120.349	975.473	-120.349
Other	334.004	136.337	1.617.715	794.773
	-934.784	-1.062.418	-2.447.533	-4.184.947
Increase/(Decrease) in operating liabilities
Suppliers	-1.767	39.584	3.328.370	3.297.146
Advance to customers	-	-	-42.558	-39.996
Leasing	-	-	-55.149	-19.046
Estimated obligations	12.984	39.565	254.900	46.087
Obligations of Reimbursement	-	-	261.729	1.432.677
Sectorial Charges	-	-	352.358	55.143
Other	94.855	-45.186	-567.853	-317.087
	106.072	33.963	3.531.797	4.454.924

Cash from operating activities	110.935	-2.354.403	4.608.036	1.249.832

Payment of financial charges	-1.286.980	-546.121	-2.244.672	-1.129.851
Payment of fees on Global Reversion Reserve	-652.912	-168.146	-652.912	-168.146
Annual permitted revenue receipts (financial asset)	-	-	699.786	469.736
Receiving compensation of financial asset	-	-	3.325.109	2.384.445
Receipt of financial charges	1.470.999	1.412.242	860.009	787.312
Payment of income tax and social contribution	-204.795	-199.183	-491.216	-537.404
Receiving remuneration of equity in shareholdings	59.561	537.780	150.155	287.727
Payment of pension funding contributions	-9.023	-7.784	-153.399	-221.957
Payment of legal contingencies	-573.315	-	-686.254	-92.155
Judicial deposits	-108.171	-657.431	-342.225	-708.996

Net cash from operating activities	-1.193.701	-1.983.046	5.072.417	2.320.543

Financing activities

Long term loans and financing obtained	2.179.372	2.544.110	6.179.107	4.316.521
Payment of loans and financing-principal	-1.648.166	-1.585.736	-4.250.230	-2.052.841
Payment of remuneration to shareholders	-19.859	-810.780	-22.602	-813.537
Payment of refinanced taxes and contributions-principal	-	-	-73.188	-64.137
Compulsory loan and Global Reversion Reserve	-	-	-	-
Other	-	-	2.290	-2.809

Net cash from financing activities	511.347	147.594	1.835.377	1.383.197
Investment activities
Granting of loans and financing	-627.957	-1.913.018	-139.626	-39.776
Receiving of loans and financing	2.689.556	2.923.449	1.877.213	1.501.618
Acquisition of property, plant and equipment	-14.014	-1.968	-3.058.859	-1.493.650
Acquisition of intangible assets	-	-	-241.673	-50.949
Acquisition of concession assets	-	-	-2.562.742	-1.822.911
Acquisition/capital supply over equity shareholdings	-259.703	-215.733	-1.925.560	-2.631.595
Granting of advance for future capital increase	-13.520	-13.794	-127.871	-958.349
Net cash flow in the subsidiary acquisition	-	-	-	159.703
Other	-	-	3.190	20.166
Net cash from investing activities	1.774.362	778.936	-6.175.928	-5.315.743

Increase (Decrease) in cash and cash equivalents	1.092.008	-1.056.516	731.866	-1.612.003

Cash and cash equivalents at the beginning of the period	88.194	1.303.236	1.407.078	3.597.583
Cash and cash equivalents at the end of the period	1.180.202	246.720	2.138.944	1.985.580
	1.092.008	-1.056.516	731.866	-1.612.003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.